Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Origen Imports, Inc.
233 Pratt St.
Longmont, CO 80501
realmezcal.com

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Origen Imports, Inc.
Address: 233 Pratt St., Longmont, CO 80501
State of Incorporation: DE
Date Incorporated: December 09, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive an 5% bonus shares

Amount-Based:

$500+

Mezcal Newbie

Set of 2 copitas (investors edition)

$1,000+

Mezcal Aficionado

One bottle of Special Investor's Batch Mezcal and set of two copitas (investors' "agaves of mezcal" edition)

$5,000+

Mezcal Mageuyero.

5% Bonus Shares + two Bottles of Special Investor's Batch Mezcal and set of four copitas (investors' "agaves of mezcal" edition)

$25,000+

Mezcal Mezcalero.

5% Bonus Shares + $500 travel credit and two nights stay at a hotel with a tour of the distillery + Annual Strategy call with Board of Directors + one six-bottle case of your choice of any of our mezcal expressions and one set of four copitas (investors' "agaves of mezcal" edition)

$50,000+

Mezcal Palenquero.

5% Bonus Shares + $1000 travel credit and 2 nights stay at a hotel with a tour of the distillery + Quarterly Strategy call with Board of Directors + Two six-bottle Casesof your choices of any of our mezcal expressions and two sets of four copitas (investors' "agaves of mezcal" edition)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Origen Imports, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Origen Imports, Inc. d/b/a Cuentacuentos ("Origen" "Cuentacuentos" or the "Company") has been importing premium agave spirits ("mezcal") for 4 of its 7 years. Donald Read Spear founded Origen (on May 14, 2015), and prior to this offering owns 100% of the Common Shares.

Origen has developed substantial relationships with families who, for generations, have produced mezcal in small batches. Origen has a relationship with Carlos Mendez Blas and with his company, MFM Productores Sapi de CV ("MFM"), a third-generation producer of premium mezcal spirits. While Origen has no formal written agreement with MFM at the time of this writing, Origen believes the El Barro product, which MFM produces, will grow to be the largest SKU imported by Origen. Origen intends to formalize its arrangement with MFM in the summer of 2022.

In addition, in 2021, Carlos Mendez Blas and Donald Read Spear developed an Oaxacan rum product called Tso'ok. Mr. Mendez holds the intellectual property right to Tso'ok Rum in Mexico, and Origen provisionally owns the same in the United States (trademark application pending approval). We anticipate that Mr. Mendez will own 100% of the US operating company, Colegas, LLC (a Colorado Limited Liability Company), and Origen will own the perpetual exclusive licensing agreement at a cost of 50% of net profits, payable to Colegas, LLC. The legal arrangements for the production of Tso'ok is anticipated to be completed during the summer of 2022.

MFM owns four production facilities and is one of the largest producers of mezcal in Santiago Matalán, the self-described "World Capital of Mezcal," a town about an hour east of Oaxaca de Juarez that is, in fact, home to a large number of mezcal brands available worldwide. MFM white labels many of the popular brands available in the US. MFM, in conjunction with Origen, have begun to install approximately 50 clay alembic stills to expand the production of the El Barro product. El Barro is unique in that it is the first large-scale hybrid (first distillation in copper, second in clay stills) agave spirit to hit the market anywhere in the world.

Origen does not currently own or lease production facilities in Mexico. However, if this offering is fully subscribed, Origen intends to commit capital to a facility near Oaxaca de Juarez, Oaxaca, Mexico that will be available for product production and packaging, tastings, and entertainment of distributors and purchasers of the product.

Origen has entered into an Amended and Restated Wholesaler Distribution Agreement (the "Wholesale Agreement") with Alambic, Inc., a California corporation majority-owned by Ansley Coale. Mr. Coale has over 43 years of experience in the field of wholesale distribution of premium spirits and has built and sold numerous brands (including the Hangar One Vodka brand). Mr. Coale has agreed to be a member of the company's Board of Directors.

Coale's key employee, Christopher Stevens has over 25 years of experience in the alcohol beverage industry and has a vast network of relationships. Chris is mostly responsible for the existing product placements.

The Wholesale Agreement contemplates that Origen will use Alambic as an exclusive wholesaler of its product outside of Colorado for an unlimited period of time (inside Colorado, VinMarket Selections distributes Cuentacuentos products). The ability of Origen to terminate the Wholesale Agreement or use other wholesalers will be extremely limited. In addition, in the case of certain sales of brands or termination of the Wholesale Agreement, Alambic will be entitled to receive what could be substantial compensation, which will decrease amounts available to pay shareholders of Origen. Alambic agrees to certain minimum levels of sales of Origen product, but force majeure and similar events may negate the effectiveness of such minimums.

The Company's Intellectual Property ("IP")

To be completed if Origen has IP relevant to its business and operations.

Corporate History

Origen was originally organized on May 14, 2015, as Origen Imports, LLC under the laws of the state of Colorado. On December 9, 2021, the Company incorporated as a Delaware c-corporation as Origen Imports, Inc. On December 21, 2021, the Company merged the Colorado LLC entity with the Delaware corporation as Origen Imports, Inc. under Delaware law.

Competitors and Industry

Industry

The mezcal market is approximately 10% of that of Tequila, and growing rapidly. Mezcal appeals to the Millennial consumer because it connects the consumer to a

story that runs counter to the globalization narrative--a story about the individual people who make it, by hand, using traditional methods. Tequila, in contrast, is an industrialized and impersonal product. Mezcal is the anti-Tequila agave spirit.

Global mezcal market is expected to reach USD 1,539.06 million by 2026 from USD 301 million in 2018 at a CAGR of 22.6% during the forecast period 2019–2026

**Source: https://straitsresearch.com/report/mezcal-market/*

Competitors

The Company has several major competitors in the premium agave spirits market. Some of the top competitors in our industry include: Vago, Del Maguey, Koch, Bozal, Cinco Sentidos, Derrumbes, Mal Bien, Rey Campero, and Wahaka. New brands of mezcal are emerging at a rapid pace. Del Maguey is the clear industry leader, although Vago is also well-established. All of these brands are strong competition in the agave spirits industry. Market share information is not available publically. Mal bien and Cinco Sentidos are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the agave spirits industry because of its painstaking attention to detail and its support of multiple small, independent family producers.

Current Stage and Roadmap

Current Stage

Origen had sales of $256,000 in 2021 (an increase of $142,000 over 2020's $144,000). With a partnership agreement in place with our wholesaler, and what we believe to be solid relationships in Mexico through Mr. Spear and MFM, we anticipate significant increases in both production and sales.

Roadmap

Over the next two years, we plan to install 50 new clay stills and refine production SOPs, build a posada for various purposes, including for hosting important guests visiting Oaxaca, and to develop US regional sales managers to assist our marketing arm, Alambic, Inc.

The Team

Officers and Directors

Name: Donald Read Spear

Donald Read Spear's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and President
  Dates of Service: May 14, 2015 - Present
  Responsibilities: Company Direction and execution. compensation: $20,000 per month, with $10,000 of such amount being deferred compensation

Other business experience in the past three years:

- **Employer:** RS Consulting, Inc
  Title: CEO
  Dates of Service: January 01, 1970 - Present
  Responsibilities: Business consultant

Name: Steven J. Adelkoff JD, MBA, CAIA, CAMS

Steven J. Adelkoff JD, MBA, CAIA, CAMS 's current primary role is with Fairwinds International Bank, LLC. Steven J. Adelkoff JD, MBA, CAIA, CAMS currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Consultant and Legal Counsel
  Dates of Service: May 31, 2022 - Present
  Responsibilities: Provide business and legal counsel to the corporation as well as director responsibilities. $5,000 per month, with $2,000 of such amount being deferred compensation

Other business experience in the past three years:

- **Employer:** Fairwinds International Bank, LLC
  Title: Chief Compliance and Legal Officer
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Oversee all compliance related matters and provide legal advice.

Other business experience in the past three years:

- **Employer:** Arrakis Development, LLC
  Title: Partner/Member
  Dates of Service: April 30, 2016 - Present
  Responsibilities: Investment decisions; legal

Other business experience in the past three years:

- **Employer:** INTE Securiries

Title: Registered Representative
Dates of Service: October 31, 2019 - April 01, 2022
Responsibilities: Registered rep for FINRA regulated company

Other business experience in the past three years:

- **Employer:** Finalis Securities
  Title: Registered Rep
  Dates of Service: April 12, 2022 - Present
  Responsibilities: Registered Reg with Broker Dealer

Other business experience in the past three years:

- **Employer:** Seton Hall
  Title: Adjunct Professor - Business Ethics and International Business
  Dates of Service: September 01, 2008 - December 31, 2021
  Responsibilities: Professor of Business Ethics and International Business

Other business experience in the past three years:

- **Employer:** Rutgers University
  Title: Lecturer/Adjunct Professor
  Dates of Service: September 01, 2016 - Present
  Responsibilities: Professor -- Department of Political Science

Other business experience in the past three years:

- **Employer:** Point Park University
  Title: Adjunct Professor
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Teaching business ethics

Name: Ansley Coale

Ansley Coale's current primary role is with Self-Employed. Ansley Coale currently services as applicable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 31, 2022 - Present
  Responsibilities: Member of the board of directors, strategy consulting
  Compensation:hourly honorarium of $250 for quarterly strategy calls

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: Project Manager
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Oversees a project to stabilize a rapidly gentrifying neighborhood in Toledo, OH

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the products at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1,070,000 shares of stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, which may be worth no value at all. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type of service, sales of alcohol beverages. Our revenues are therefore dependent upon the alcohol beverage market for future growth.

Minority Holder; Securities with Voting Rights
Mr. Spear holds a majority of the Common Stock (over 80% if the offering is fully subscribed), and has no current intention to hold less than a majority of the Common Stock (thereby controlling the Board of Directors of the Company). This means that you will have little rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable,

the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for son1e other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as import/export rules and regulations, food and drug regulation administered by agencies such as the FDA (Food and Drug Administration) TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us,

including production, marketing, shipping, accounting, legal ,work, public relations, advertising, retailing, and distribution. For example, we are heavily reliant on MFM for production of products and Alambic for marketing and distribution. It is possible that some or all of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. In addition, it may be difficult or impossible for the Company to terminate its relationships with these important third parties. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access computer systems used by the Company. Any significant disruption in service on Origen Imports, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology.

We have existing Intellectual Property that we might not be able to protect properly
One of the Company's valuable assets is its intellectual property. The Company owns fourteen trademarks, copyrights, Internet domain names, proprietary software, and trade secrets. Competitors and others may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may decrease the capital of the Company.

Political Instability
Our products are made in Mexico. Although Mexico is a well-established democratic government, political instability is more common in Mexico than in the US and investors should be aware that political unrest can be disruptive to trade. Acts of terrorists, cartels, blockade, embargo, riot, public disorder, violent demonstrations, insurrection, rebellion, civil commotion, and sabotage are possibilities in Mexico and may have an adverse impact on the operations of the company.

Agricultural Risk
The Company relies on the availability of agaves, which are plant resources dependent on favorable growing conditions. Fire, chemical or radioactive contamination or ionizing radiation, earthquakes, lightning, cyclones, hurricanes, floods, droughts, or such other extreme weather or environmental conditions, unanticipated geological or ground conditions, epidemic, famine, plague, or other natural calamities and acts of God can disrupt the availability of this needed material resource. Without adequate supply of agaves, the Company cannot operate.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Donald Read Spear	4,930,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 4,930,000 outstanding.

Voting Rights

The Company's Common Stock entitles shareholders to vote for the Company's Board of Directors, and other matters brought before the shareholders by the Company's directors or as required by law.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Origen Imports, Inc, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,930,000
  Use of proceeds: The shares were issued to Donald Spear in exchange for his ownership interests in the previous LLC. This was an issuance of Founder's shares.
  Date: December 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2021 was a good year for Origen Imports, despite massive industry setbacks due to the COVID pandemic. Total revenues were up 124% over 2020, with net operating income up 718% and net income up 25%. Management believes demand for small batch, authentic mezcal is increasing.

Revenue

2021 Total revenues were up 124% over 2020 from $114,716 to $225,941. We think that despite pandemic pressures, the awareness of our brand grew and continues to grow. We believe that cnsumer response to the quality of our products has driven brand recognition, while the introduction of unusual "one-off" expressions drives collectors to store shelves and promotes discussion of the brand among influencer types.

Cost of Sales

Total Cost of Goods Sold was up 131.5% from $70,929.33 in 2020 to $164,213.41 in 2021. We believe this to be commensurate with expectations given the growth in Revenue. The numbers reflect some improvement in operational efficiency, but also an increase in cost of subcontractors, owing in part to the scarcity in global bottle supply and increasing costo of agave distillate.

Expenses

Expenses were up from $37,423.70 in 2020 to $45,775.92 in 2021, which is to be expected from the increase in travel and in-person promotional acitivities of our founder, an increase in professional samples issued, as well as an increase in professional expenses (financial and legal) needed to get this campaign up and running.

Gross Margins

2020 Gross Margin was approximately 38% as compared to 36% in 2021, which is approximately equal despite our having to have had to absorb an increase in cost of agave distillates paid to producers. We were able to hold margins level in part because we were able to decrease cost of freight by reworking pallet configuration (enabling us to ship more for the same cost) and because of a favorable USD to MXP exchange rates, among other factors.

Historical results and cash flows:

The Company's Net Revenue increased to $255,941 in 2021, up from 114,716 in 2020.

Over that same period, Gross Profit increased to $91,727 in 2021 (up from $43,786 in 2020). While sales continue to accelerate, the Company has been reinvesting proceeds into the business, particularly its production capabilities in Mexico. Management believes the trend of increased sales will continue, limited only by our production. A portion of the proceeds from this Offering are expected to be invested in production in Mexico, which will give us more product, and a corresponding increase in sales.

As of midway through Q2, and based on organic growth, the Company is up 10% year over year. We expect and anticipate that with a successful raise we will be able to significantly improve sales volume, and, eventually net profit. Having the resources to simply expand inventory and hire more sales staff to promote products should result in a significant sales increase. We also believe that the increase in brand exposure stemming from a high profile campaign such as this will increase sales thbrough better brand awareness.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current capital resources consist of cash on hand (approximately $19,000 + $47,000 in accounts receivable), plus borrowing ability. We have the ability to borrow from shareholder, Donald Read Spear, and have borrowed from institutional lender, Intuit Corporation. We have the ability to borrow from private lenders, as well.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign, while not critical in the sense that we have other routes to funding available to us, are going to be important to the future, accelerated growth of the Company. For the Company to compete successfully in the current environment, management believes that additional funding is going to be necessary, and such funding will be invested to increase production and advertise the products of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, while not critical in the sense that we have other routes to funding available to us, are going to be important to the future, accelerated growth of the Company. Of the total funds available to the company now, approximately 50% would be made up by a complete and successful raise from this campaign. This is because we believe that we could raise an equivalent amount without this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Management believes the Company would be successful raising capital from other sources should only the minimum amount be raised in this Offering. If, however, no additional source of capital could be arranged, the Company believes it could operate indefinitley based on current sales and production levels. The company is already profitable, with good margins and can continue to grow organically.

How long will you be able to operate the company if you raise your maximum funding goal?

A successful maximum raise would put the company on a footing to more effectively compete with other agave spirits brands by enabling us to hire more sales staff and build inventory. We believe that with a successful raise of the maximum amount in this Offering, we can operate the company for another two to four years. This is a worst case scenario based on an increase in employee expenses and only a modest increase in sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital include additional equity sales, better borrowing power, and increased sales.

Indebtedness

- **Creditor:** RS Consulting
  Amount Owed: $40,224.72
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** Intuit Corp
  Amount Owed: $55,237.86
  Interest Rate: 12.0%
  Maturity Date: November 26, 2022

- **Creditor:** SBA
  Amount Owed: $14,233.40
  Interest Rate: 3.75%
  Maturity Date: June 01, 2050

Related Party Transactions

- **Name of Entity:** Donald Spear
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Donald Spear received shares of common stock in exchange for his ownership in the llc
  Material Terms: 4,930,000 shares of common stock

- **Name of Entity:** RS Consulting/IP Holdings
  Names of 20% owners: Read Spear
  Relationship to Company: Director
  Nature / amount of interest in the transaction: RS Consulting is owned by President of Origen Imports, Read Spear.
  Material Terms: Amount: $40,224.72 Maturity Date: 12/31/2022 Interest Rate: 0%

Valuation

Pre-Money Valuation: $6,162,500.00

Valuation Details:

To date, the Company has contributed significant effort and financial resources to its success. We believe the valuation of our Company reflects the investment we have put in, the warm reception of our products in the market, the strength of our business plan, and recent high transaction multiples in the craft spirits industry.

Typically, valuations for craft spirits companies are based primarily on annual case sales. Such examples most notably include Casamigos tequila for $700M - $lBn ($4,117 per case and 170,000 cases) and High West Distillery for $160M ($2,285 per case and 70,000 cases). These figures are provided by FORBES 2017 (High West Distillery Buyout) and THE DRINKS BUSINESS (Casamigos Buyout). Based on trailing 365 day case sales of 1,638 cases and a per case multiple of $3,000, this would imply a valuation for Origen of $4,914,000.

In addition, in the last 12 months, the Company has generated revenue of $266,300 in a pandemic environment with only the CEO functioning as an employee. We have plans to expand to additional states via our distributor partnership with Alambic, and increase production through investing capital in alembic clay stills and other improvements. While no guaranty can be made of successfully executing our business plan, we believe our investments and partnerships will allow us to profitably expand our business over the next 3 to 5 years.

Other producers of mezcal products have successfully raised significant capital in Crowd Funding offerings, For example, Acre Mezcal Holding Corp. (a producer of mezcal tequila) in a Crowd Funding offering launched in the 4th quarter of 2020 set a valuation of $10,000,000 on $98,680 of gross sales. By comparison, Origen had gross

sales of over $255,00 in 2021, and gross profit of over $91,000.

Our formula for calculating company values is as follows:

Gross Profit divided by (Discount Rate – Growth Rate) = Asset Value.

We believe that applying a capitalization rate to gross profit is an appropriate means to value Origen, because gross profit is calculated after deducting both our cost of production and our cost of distribution. We estimate our growth rate at 10% per year, reflecting the impact of investment capital from this offering on sales and profitability, We recognize, however, that the discount rate applicable to our business needs to be high enough to reflect risks of an early stage company, operating in a developing country and selling a product for which competitors have substantially more capital than we have to boost revenues. As such, we apply a discount rate of 11.5%. These factors would imply a valuation of about $6M.

Having considered all of the above, the leadership at the Company believes a valuation of $6,162,500 to be reasonable.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. gCommon Stock is the Company's only class of equity. The Company has no outstanding options, warrants or other securities with a right to acquire shares. The Company also does not have any shares reserved for issuance under a company equity incentive plan or similar plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  Float between shipping of product and receivables due.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*

14.5%
Web redevelopment, online sales, merchandise store and reg CF raise.

- *Research & Development*
  2.0%
  New product development.

- *Company Employment*
  20.0%
  Regional sales reps for the US, salary for President

- *Operations*
  30.0%
  Headquarters in Oaxaca, providing for tasting, guest accommodations, small demonstration palenque, storage, and bottling facility.

- *Working Capital*
  10.0%
  Float between shipping of product and receivables due.

- *Inventory*
  20.0%
  inventory increase shortens order in-to-order-shipped time, which shortens receivable period.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at realmezcal.com (www.realmezcal.com/statements).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cuentacuentos

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Origen Imports, Inc.

[See attached]

ORIGEN IMPORTS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Origen Imports, Inc.
Longmont, Colorado

We have reviewed the accompanying financial statements of Origen Imports, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 2, 2022
Los Angeles, California

ORIGEN IMPORTS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 73,017	$ 23,569
Acccounts Receivable, net	26,532	55,383
Inventory	62,564	39,943
Due from Related Parties	789	-
Total Current Assets	**162,902**	**118,895**
Property and Equipment, net	427	-
Total Assets	**$ 163,329**	**$ 118,895**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	$ 5,448	$ 1,032
Current Portion of Promissory Notes and Loans	95,803	-
Other current liabilities	4,543	-
Total Current Liabilities	**105,793**	**1,032**
Promissory Notes and Loans	14,290	70,725
Deferred Tax Liability	6,779	-
Total Liabilities	**126,863**	**71,757**
STOCKHOLDERS EQUITY		
Common Stock	-	-
Additional Paid in Capital	17,729	-
Members' Contribution	-	62,082
Retained Earnings/(Accumulated Deficit)	18,738	(14,943)
Total Stockholders' Equity	**36,466**	**47,139**
Total Liabilities and Stockholders' Equity	**$ 163,329**	**$ 118,895**

See accompanying notes to financial statements.

ORIGEN IMPORTS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 255,941	$ 114,716
Cost of Goods Sold	164,213	70,929
Gross profit	91,727	43,786
Operating expenses		
General and Administrative	45,609	19,033
Sales and Marketing	80	3,700
Total operating expenses	45,689	22,733
Operating Income/(Loss)	46,038	21,054
Interest Expense	1,036	3,827
Other Loss/(Income)	-	(31,080)
Income/(Loss) before provision for income taxes	45,002	48,307
Provision/(Benefit) for income taxes	11,322	-
Net Income/(Net Loss)	**$ 33,681**	**$ 48,307**

See accompanying notes to financial statements.

ORIGEN IMPORTS INC.

Statements of Changes in Stockholders' Equity

(Unaudited)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Members' capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019		**$ -**	**$ -**	**$ 19,554**	**$ (63,250)**	**$ (43,696)**
Members' draw				(48,061)		(48,061)
Members' contribution				90,588		90,588
Net income/(loss)					48,307	48,307
Balance—December 31, 2020	**-**	**-**	**-**	**62,082**	**$ (14,943)**	**$ 47,139**
Members' draw	-	-	-	(111,378)		(111,378)
Members' contribution	-	-		67,025		67,025
Conversion from LLC into C Corp	-	-	$ 17,729	(17,729)		-
Net income/(loss)					33,681	33,681
Balance—December 31, 2021	**-**	**$ -**	**$ 17,729**	**$ -**	**$ 18,738**	**$ 36,466**

See accompanying notes to financial statements.

ORIGEN IMPORTS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	33,681	$	48,307
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		107		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		28,851		(55,383)
Inventory		(22,621)		(39,943)
Due from Related Parties		(789)		5,964
Credit Card		4,416		(8,328)
Other Current Liabilities		4,543		-
Deferred Tax Liability		6,779		-
Net cash provided/(used) by operating activities		**54,966**		**(49,383)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(533)		-
Net cash provided/(used) in investing activities		**(533)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		67,025		90,588
Capital Distribution		(111,378)		(48,061)
Borrowing on Promissory Notes and Loans		39,368		30,425
Net cash provided/(used) by financing activities		**(4,985)**		**72,952**
Change in Cash		49,448		23,569
Cash—beginning of year		23,569		-
Cash—end of year	**$**	**73,017**	**$**	**23,569**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,036	$	3,827
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Origen Imports Inc. was incorporated in the state of Delaware on December 21, 2021, after merging with Origen Import LLC, conducted on the same date. The financial statements of Origen Imports Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longmont, Colorado.

The Company sources mezcal from small family distilleries in Mexico, bottles it, and imports it to the United States, where it is sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to the finished goods are determined using a FIFO ('first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Origen Imports, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of mezcal products.

Cost of sales

Costs of goods sold include the cost of goods sold, freight, delivery, ingredients, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $80 and $3,700, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	62,564	39,943
Total Inventory	**$ 62,564**	**$ 39,943**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Tax Payable	4,543	-
Total Other Current Liabilities	**$ 4,543**	**$ -**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 533	$ -
Property and Equipment, at Cost	**533**	**-**
Accumulated depreciation	(107)	-
Property and Equipment, Net	**$ 427**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $107 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100 shares of Common Shares with a par value of $1. As of December 31, 2021, and December 31, 2020, none of shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Intuit Business Loan Agreement	$ 60,000	12.00%	11.14.2021	11.14.2022	$ 1,093	$ 1,093	$ 54,666	$ -	$ 54,666	$ -	$ -	$ -	$ -	$ -
SBA Loan	$ 15,500	3.75%	06.01.2020	06.01.2050	$ 48	$ 48	$ 912	$ 14,290	$ 15,202	$ -	$ -	$ -	$ 15,500	$ 15,500
Promissory Note - RS Consulting and IP Holdings, LLC	$ 40,244	0.00%	04.01.2022	07.31.2022	$ -	$ -	$ 40,225	$ -	$ 40,225				$ 55,225	$ 55,225
Total					$ 1,141	$ 1,141	$ 95,803	$ 14,290	$ 110,093	$ -	$ -	$ -	$ 70,725	$ 70,725

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 95,803
2023	912
2024	912
2025	912
2026	912
Thereafter	10,642
Total	**$ 110,093**

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	12/31/2021
Current:	
Federal, state, and local	$ 4,543
Foreign	$ -
Total	$ 4,543
Deferred	
Federal, state, and local	$ -
Foreign	$ -
Total non-current expense (benefit)	$ -
Total	$ 4,543

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$ (6,779)
Total	$ (6,779)

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	(6,779)
Net current deferred tax asset	$	(6,779)

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets

9. RELATED PARTY

On April 1, 2022, the Company entered into a Promissory Note Agreement with RS Consulting and IP Holdings LLC, in the amount of $40,225. The Note bears zero interest and has maturity date set on July 31, 2022. The lender, RS Consulting and IP Holdings LLC is owned by the Origen Imports Inc.'s founder, Donald Read Spear.

As of December 31, 2021, an amount due from related parties amounted to $789, which pertains to RS Consulting and IP Holdings LLC. There is no contract in place and the entire amount is classified under current assets.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 2, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Cuentacuentos

Mezcal Brings People Together, Stories Make Us Friends


·CUENTACUENTOS®
-Agave Spirits-
stories make us friends

Website | Longmont, CO | FOOD & BEVERAGE

We preserve and distribute small-batch traditional mezcal by creating a platform to bring numerous small, family producers together under one brand. Since launching in the US in late 2018, Cuentacuentos, which has a portfolio of over two dozen revolving expressions, has placements in some of the nation's finest retailers, restaurants, and bars.

$0.00 raised

0 Investors	$6.16M Valuation
$1.25 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Empowering Families**: Our brand offers exceptional agave spirits while empowering the people who create them.
- **Growth Potential**: The mezcal market (expected to exceed $1B by 2025) rewards quality, responsibility, and ingenuity.
- **Preserving Cultural Heritage**: We believe that agave spirits are a cultural heritage worth celebrating and preserving.

OVERVIEW

Cultivating Spirits and Cultural Heritage by Empowering Rural Latin America

We believe Cuentacuentos is considered by industry insiders to be a definitive, authentic brand and the families we work with have all prospered under our label. Cuentacuentos sells at the top of the market, ensuring outstanding quality and fair margins all the way up the supply chain without cutting corners and yes, without celebrities.

We pride ourselves in producing authentic agave spirits with the help of the people who have been making them for the last 400 years. (Source)

Cuentacuentos was born from our founder Read Spear's desire to help small businesses in rural Latin America. Read then spent three years traveling through the Oaxaca countryside, learning about mezcal, its production, the economic abilities and limitations of the families who make it, and what they needed to build their businesses. He then settled on about half a dozen families that saw the vision of a brand under which they could sell their products, build their small family companies, and prosper. Our business ethic is our sales pitch: we expand by adding more small family producers. We will add three new families in 2022. Save mezcal by buying ethically.

Today, Read regularly gets requests from families having heard about Cuentacuentos and wanting to be part of the Cuentacuentos family of producers. From these people, Cuentacuentos brings to you the quality mezcals, from the most motivated families.

THE PROBLEM

The Marketplace is Increasingly Anonymizing and Commoditizing Mezcal

Mezcal has been made in small batches by family producers for over 400 years. The new excitement and demand for mezcal is distorting production methods and threatening the economic wellbeing of small producers, who are being replaced by wealthier investment groups.



Image of what a typical Tequila production factory looks like, and why Tequila brands don't show off their methods.

The large production facilities that these investment groups create are diminishing the quality of mezcal on a massive scale, which contributes to the tasteless, nameless, and environmentally destructive product that Tequila has become. (Source)


NEW DEMAND FOR MEZCAL
IS DISTORTING PRODUCTION
METHODS AND THREATENING
THE ECONOMIC WELLBEING
OF SMALL PRODUCERS

THE SOLUTION

Quality Agave Spirits Produced by the People who Know Mezcal

Our company has spent years doing the work necessary to develop a platform that allows us to meet market demands without distorting production methods, or promoting watered-down, compromised products. How are we able to meet the demand for excellent quality products? By helping small producers grow their family businesses, and by adding new family producers – people who have been making mezcal for generations.


WE EMPOWER THE FAMILIES
We work with by letting them make
their own growth and development decisions

Cuentacuentos does not set prices for our products, our producers do. We put these numbers into our price calculator and charge the consumer accordingly. Typically, our products land between $70 and $120 MSRP per bottle. (Source, Source, Source, Source, Source, Source, Source)

Cuentacuentos builds up the local communities we work with by lending to the producers who want to expand, and then getting paid back in mezcal which we believe to be a unique aspect about our business model. Our goal is to empower the families we work with by letting them make their own growth and development decisions. We believe that this is the best way to preserve the traditional methods, quality, and variety of agave distillates that aficionados want.


CUENTACUENTOS
BUILDS UP
THE LOCAL COMMUNITIES



In short, we curate for quality, but we do our best to stay out of the way of tradition. Our marketplace wager is that people who love agave distillates will pay for quality and authenticity. So far, we have been proven correct in our assumption.

Our products:

- Ángel Cruz Calvo Coyote, A. Americana var. oaxacensis (Core expression)
- Ángel Cruz Calvo Tobalá S, A. Seemanniana (Core expression)
- Ángel Cruz Robles Arroqueño, A. Americana (Core expression)
- Ángel Cruz Robles Coyote, A. Americana var. oaxacensis (Core expression)
- Ángel Cruz Robles Espadín, A. Angustifolia (Core expression)
- Ángel Cruz Robles Tobalá S, A. Seemanniana (Core expression)
- Daniel Leon Tobalá, A. Potatorum (Guest expression)
- David Pérez Tobalá, A. Potatorum (Guest expression)
- El Barro 1L Espadín, A. Angustifolia (Core expression)
- Alejandrina Aragon Hernández Tepeztate, A. Marmorata (Periodic expression)
- Abel García Madrecuish, A. Karwinskii (Core expression)
- Abel García Tepeztate, A. Marmorata (Core expression)
- Abel García Tobalá, A. Potatorum (Core expression)
- Fausto, Darwin, and Daniel de Los Ángeles Coyote, A. Lyobaa (NEW, coming soon)
- Francisco Frutoso González Tobalá, A. Potatorum (Guest expression)
- Juan Rey Arroqueño 60% ABV, A. Americana (Guest expression)
- Laurentino Santos Martínez Mexicano, A. Rhodacantha (NEW Core expression)
- Maximiliano Serafín García Gerónimo Cuishe, A. Karwinskii (Core expression)
- Maximiliano Serafín García Gerónimo Espadín, A. Angustifolia (Core expression)
- Maximiliano Serafín García Gerónimo Tepeztate, A. Marmorata (Core expression)
- Maximiliano Serafín García Gerónimo Tobalá, A. Potatorum (Core expression)
- Miguel Ángel Cruz Rios Arroqueño, A. Americana (Core expression)
- Miguel Ángel Cruz Rios Espadín, A. angustifolia (Core expression)
- Thomas Jaime Gonzalez Ramírez Arroqueño, A. Americana (Guest expression)
- Thomas Jaime Gonzalez Ramírez Espadín, A. Angustifolia (Guest expression)
- Thomas Jaime Gonzalez Ramírez Sierra Negra, A. Americana (Guest expression)
- Tomás Gutiérrez Papaolte, A. Cupreata (Guest expression; Guerrero Series)
- Antonio Sonido Papalote 11 year in-vidrio, A. Cupreata (Guest expression; Guerrero Series)
- Benigno Sánchez Gatica Papalote 2 yr capón, A. Cupreata (Guest expression, Guerrero series)
- Tso'ok Rum Sugar cane juice aguardiente (Core expression)

El Barro - a 46% ABV, clay-finished agave spirit that is available to bars in batches of 30 liters (5 x 6-ltr case) with their name and logo on the back label.

El Barro is fundamentally different from the other expressions. The concept with this product was to offer a low-cost “house mezcal” that disrupts brands whose business model is to chase costs to the bottom (38 ABV watery mezcal). We wanted a product that forced cheaply made brands to change business practices back to authentic methods or at least higher ABV.


This small batch is unique.
ENVASADO DE ORIGEN
EL BARRO
Palo Santo
OKC • FMD

Tso'ok Rum - Recently launched, a cane juice aguardiente from the Sierra Mixe region of Oaxaca


TSO'OK
RUM
RON SERRANO
OAXACAN MOUNTAIN RUM

More products are in development and on the way!

Our Agave spirits check every box a conscientious consumer requires:

- Transparency
- Connection to the maker
- Craft ethos that preserves tradition
- Support for the little guy
- Plan for social good
- Outstanding quality

OUR TRACTION

What We've Accomplished


ACCOMPLISHED GOALS
Partnered with marketing team who have launched many successful brands.
$
Just launched Tso´ok Rum from the Sierra Mixe region of Oaxaca
$ 256,000 in sales
El Barro is a 46% ABV, clay-finished agave spirit available to bars in 30 liter batches
Despite the pandemic´s effect to the food and beverage industry
Agave tastemakers and aficionados love Cuentacuentos

Agave tastemakers and aficionados are already aware of and love Cuentacuentos. We've earned $256,000 in 2021 sales despite the damage done by the pandemic to the food and beverage industry, while establishing a marketing partnership with the people who created the famous Mezcalero brand, and have already developed the well-known mezcal brands, Alipus, and Los Danzantes, as well as Las Perlas raicilla. These people were fundamental to the success of Hangar One vodka and Germain-Robin brandy.

THE MARKET

Spirits are High

According to Jake Emen of the SevenFifty Daily, within the past five years, "*...every major spirits industry player has waded into mezcal's smoky waters.*"

He continues as follows:

"The way the industry's top producers are laying the foundation for sustainable growth today—or not—will go a long way towards determining the fate of the product and its producers, along with the relative quality and authenticity of what consumers are purchasing in the next decade and beyond."

–"Overcoming the Risks of Mezcal's Huge Growth"

Analyst predictions vary, but two things they all agree on is that the market is big, and is expected to grow. Here are a few predictions from our trusted industry sources: The ***global premium spirit market size*** was ***valued at USD $107.74B in 2019*** and is expected to grow at a compound annual growth rate (CAGR) of 10.3% 2020 to 2027. (Source, Source)

More specifically, the ***mezcal market, estimated to be $387.10M as of 2020, is poised to grow to $1.06B by 2025***, progressing at a CAGR of about 22% (Source)

U.S. Mezcal sales by volume grew 24.8 percent in 2019 and 14.5 percent in 2020, and is forecasted to sustain a 10.5 percent compound annual growth rate (CAGR) between 2021 and 2025. (Source) Mezcal's 2016-20 CAGR of close to +30% is 2.5 times that of Tequila. (Source)


GLOBAL MEZCAL MARKET IS EXPECTED TO GROW
2020
$ 387.10M
2025
$ 1.06B
Research and Markets
CUENTACUENTOS

Anyone can establish a brand of mezcal or tequila, but not every brand succeeds. The agave spirits consumer wants transparency, information, ethical business practices, and to know that the producers have a stake. They want the business owner to be involved with the producers – we provide all of this.

Agave spirits offer a connection to tradition in a marketplace that is increasingly anonymizing and commoditizing; simply put, it is the anti-Tequila. Hand-crafted agave spirits offer the hope that globalization is not all bad.

WHY INVEST

For the Storytellers and the Good Mezcal

We are getting quality mezcal to the shelves, and in powerful placements, by empowering rural families in Latin America to produce their products with tradition, heritage, and passion. In the same spirit, we want to stimulate the development for the everyday investor in the United States.

And regarding storytellers, our label art, by up-and-coming Oaxacan artist, Cesar Ruiz Conseco, tells the story of how old man tlacuache (opossum), of all the human-animal allies, was able to outsmart the demons to steal the tools of the fiesta: mezcal, fire, and tobacco. The tlacuache is revered as a figure who represents the cunning and generosity of the native Mexican people and is featured as Cuentacuentos' logo.


When your primary effort is to lift up people who create superior products, you cannot help but succeed.
-Read Spear, Director

HECHO EN MEXICO

If you feel like you connect to our mission and believe that agave spirits have a future rooted in quality and ethical production, we want you with us.

We are all, in the end, the narrators of our own lives—storytellers. *Cuentacuentos*.

Mezcal brings people together, stories make us friends.

In the Press

5280 MEZCAL REVIEWS 303MAGAZINE

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Meet Our Team



Read Spear

Director and President

Donald Read Spear's entire professional career has been in regulated, consumable products requiring a high level of internal company organization. (Mr. Spear believes that a high barrier to entry combined with the need for a high level of organization makes for an unfair playing field, an advantage worth the effort to acquire.) From 1997 to 2004 he was one-third owner and COO of an online dietary supplements company, which sold in late 2004. For this company, Mr. Spear did all product research, wrote all sales copy, created and managed the back-end data management and order fulfillment system, did regulatory compliance for product labelling, and managed the fulfillment center in Boulder, CO. Following the sale of that company, Mr. Spear traveled around the world, ending his two-year trip in the fall of 2006 in Oaxaca, Mexico, where he had his first experience with traditional mezcal.

From 2008 to 2020, Mr. Spear worked in various enterprises within the burgeoning medical and adult use cannabis arenas. Following the sale of his dispensary and cultivation operation in Lyons, CO in 2013, as RS Consulting, Inc, Mr. Spear began doing business consulting work with private investment groups seeking licensure in states around the US as those states added legal cannabis programs. Mr. Spear worked with groups entering nearly every state in the US that has announced a cannabis program, helping them comprehend and accommodate the extreme level of regulatory scrutiny in this arena. Mr. Spear used the proceeds from his business consulting activity to fund Origen Imports, LLC (now Origen Imports, Inc) in May of 2015.

Mr. Spear earned his Bachelor of Arts Degree (cum laude) in Philosophy at The Pennsylvania State University in 1992, and his Master of Arts in Philosophy (cum laude) at Duquesne University of the Holy Ghost in 1994. Early success in business has led Mr. Spear to want to help people who otherwise would have no access to US markets.



Alan Lara

Gerente de Operaciónes

Oaxaca-born Jacob Alan Lara Ruiz studied Business Administration at the Universidad Anáhuac Oaxaca from 2015 to 2020. While a student, he belonged to the "IMEF Universitario" (Instituto Mexicano de Ejecutivos de Finanzas) in the position of director of social responsibility. He has broad experience in the mezcal industry, from agave purchasing to product production and sales. Alan began working in 2017 as an administrative assistant for a well-know white-label mezcal producer, then in 2019 he worked as a sales agent for another brand of mezcal. He has been with Cuentacuentos since 2020.



Carlos Mendez

Director de Operaciónes

Carlos Méndez Blas grew up in Santiago Matatlán, Oaxaca, the "World Capital of Mezcal". He is one of the fourth generation of a family of master mezcaleros. At the age of eight he started helping his father to produce mezcal on the family palenque.

In 2011, following the untilmely death of his father, he took direction of the family mezcal business, later launching his mezcal packaging plant, offering production and packaging services to his clients, as well as establishing agave plantations in many different regions of Oaxaca.

In 2018, he built his second distillery and in 2019, he built one more distillery. He has recently ventured into the rum industry, working again with small producers and selling under the TSO'OK brand.

He is currently the director of the company Productores del Buen Agave SA de CV and of MFM Productores SAPI de CV mezcal company, focused on the production of maguey (agave), mezcal production, packaging, and export.

Carlos works on a contract basis for Cuentacuentos approximately 4 hours per week.



Steven Adelkoff, Esquire

Director, Consultant, and Legal Counsel

For over three decades, Steven Adelkoff has worked in all aspects of the structured finance, alternative investment, off shore private wealth, securities and capital markets industries. He has lead teams negotiating domestic and international transactions involving real estate, commodities, power generation, renewable energy, commodity exploration, structured finance, investment management platforms, and investment funds representing a range of strategies. His diverse skill set allows Mr. Adelkoff to meld legal, regulatory, compliance, tax and accounting aspects of transactions to achieve world-class results.

After spending the first 20 years of his career (first as an associate and then equity partner) for the global law firm K&L Gates, Mr. Adelkoff helped run diverse businesses from Shariah compliant hedge funds to an international developer of power projects. Today, he acts as the Chief Compliance and Legal Officer for Fairwinds International Bank, LLC (located in Puerto Rico), manages all investment activities for a family office and is an active private equity investor.

Mr. Adelkoff earned his Juris Doctorate from the University of Pittsburgh School of Law (where he graduated Magna Cum Laude), his Master of Business Administration degree from Cornell University – The Johnson School of Management, and his Bachelor of Arts degree from Rutgers University. A Chartered Alternative Investment Analyst, Mr. Adelkoff also holds the Series 7, Series 63 and Series 24 broker dealer licenses. He is also a certified anti-



Sandra Luquin

México Counsel

Sandra is the CEO and Founder of CASA LEGACIA, both a Tequila and mezcal brand, and a consultancy providing end to end service for people creating new Tequila and mezcal Brands. A Mexican business woman who is passionate about authentic Mexican spirits, food, beverages and culture, she is a Maestra Tequilera (Master of Tequila).

Sandra has more than 20 years' experience in business operations across a number of countries. She founded and ran two businesses from the Netherlands: Mexican Cooking and Taco Gallery. These companies brought authentic Mexican cuisine and beverage events to the Dutch, French, Belgium, UK and Irish markets. Events included tequila tasting, food pairing, cooking workshops and vibrant Mexican parties.

Sandra studied law in Mexico, where she practices today. Sandra works on a contract basis for Cuentacuentos approximately 4 hours per week.

money laundering specialist. His favorite activity is teaching graduate students at Rutgers University and Point Park University, where his academic interests lie in international business ethics, behavioral economics, social entrepreneurship, and decision analysis.

Steven works on a contract basis for Cuentacuentos approximately 4 hours per week.



Blanca Esther Salvador Martínez

México Counsel

Dra. Blanca Esther Salvador Martinéz was born in Oaxaca, August 25th, 1968. Her studies include law at the Universidad Autónoma "Benito Juárez" de Oaxaca, and Universidad Nacional Autónoma de México (PDH Law). She studied English at San Francisco State University, International Law at the Academy of International Court of Justice. La Haya, Holanda.

Professionally, she is expert in international comerce law, specificaly with respect to TLCAN (NAFTA), antidumping and subsides, and she has worked under the Ministery of Economy. Other areas of specialty include exportations and domestic comerce (Oaxaca State Goverment); foreign investment, mezcal exportation, international contracts, intellectual property; and academic development and research.

Dra. Salvador is the founder of Institute of Institute of International Research and Studies, Civil Asociation (https://iinvei.org/) which studies human rights, women's rights, gender equity, and publishes on research and cultural activities.

She has been a Professor of university of international commerce, law and marketing at UNAM, Anáhuac University, ITAM, and anothers universities in México.

Dra. Salvador is the author of several articles and books, including, "El ABC del Negocio de Mezcal" (The ABCs of the Mezcal Business). Blanca works on a contract basis for Cuentacuentos approximately 8 hours per week.



Ansley Coale

Director

In 1981-1982, working with Hubert Germain-Robin, scion to Jules Robin Cognac, Ansley Coale co-founded Alambic, Inc, the first craft distillery since Prohibition stopped all alcohol production- This company is famous for producing Germain-Robin Brandy, served at the White House as a favorite of President Ronald Reagan. In this business, Mr. Coale raised the necessary startup money, managed construction, managed the business operations, and all distribution, sales, marketing, and publicity until 1995, when they added a second salesperson.

In 2002, working with Jorg Rupf of St. George Spirits, Ansley helped create the vodka brand Hangar One, and, a year later, founded the marketing company Craft Distillers. At Craft, Mr. Coale developed an innovative model of marketing that stressed the details of production and the people making the product, using the story of production to replace the traditional "push" method of sales, focusing on the trade itself as the route to the consumer.

In 2004, working with Destileria Los Danzantes of Oaxaca, Ansley brought mezcal to the USA at a time when the category was scarcely known. In 2009, he created the brand Mezcalero, the first mezcal to focus on single-batch production and on wild agaves, and in 2010 took on Mezcal Alipus, which now has twice placed No. 2 on lists of brands preferred by bartenders.

In 2010, Mr. Coale used the proceeds from his sale of Hangar One in 2010 to establish the niche brands Low Gap Whiskey, Henry Russell Gin, and Vodka DSP CA-162.

Mr. Coale earned his Bachelor of Arts in Classics and History at the College of Wooster in 1966, his Master of Arts in Ancient Greek and Roman History at the University of Michigan in 1968, and his PhD in the same field of study 1971, also at the University of Michigan. From 1971-1975, Mr. Coale lectured in Classics as an Assistant Professor at UC Berkeley. Mr. Coale has vast experience and good industry relationships in Oaxaca, having walked five times from Oaxaca to Juquila. He is working now on a project to stabilize a rapidly gentrifying neighborhood in Toledo, OH.

Ansley works on a contract basis for Cuentacuentos approximately 8 hours per week.



Christopher Stevens

Advisor

Christopher Stevens has decades of experience in alcohol sales, having worked his way up the ranks from his early days at the Rainbow Lodge in Houston, TX where he managed day-to-day operations for one of Houston's elite restaurants from 2003-2006. From there, he went to Hawaii to work for Young's Market, at the time the fourth largest liquor distributor in the US. At Young's in Hawaii, Mr. Stevens managed a team of five sales representatives to grow the fine wines category, tripling sales by his two year anniversary.

In 2008, Mr. Stevens began work at Craft Distillers as a Regional Sales Manager. At Craft he moved from a six-state territory to a twelve-state territory, and is now the Director of Sales for all of the US. At Craft, Chris has developed working relationships with nearly all of the main US distributors including Republic National Distribution Company, Breakthru Beverage, Southern Glazer's Wine and Spirits, Johnson Brothers, Major Brands, Tenzing, Favorite Brands, Standard Beverage, Quench, Vin Sauvage, A. Bommarito, and Pinnacle.

Mr. Stevens is responsible for beverage programming (brand positioning, pricing, placement, and logistics) of approximately 75 SKUs through their distribution chain of 14 national distributors. Mr. Stevens' relationships, developed over decades, are the key to his success in this industry.

Mr. Stevens earned his Bachelor of Science (cum laude) in Psychology at the University of Houston. Chris works on a contract basis for Cuentacuentos approximately 16 hours per week.

Offering Summary

Company :	Origen Imports, Inc.
Corporate Address :	233 Pratt St., Longmont, CO 80501
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type	: Equity
Security Name	: Common Stock
Minimum Number of Shares Offered	: 8,000
Maximum Number of Shares Offered	: 856,000
Price per Share	: $1.25
Pre-Money Valuation	: $6,162,500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive an 5% bonus shares

Amount-Based:

$500+

Mezcal Newbie

Set of 2 copitas (investors edition)

$1,000+

Mezcal Aficionado

One bottle of Special Investor's Batch Mezcal and set of two copitas (investors' "agaves of mezcal" edition)

$5,000+

Mezcal Mageuyero.

5% Bonus Shares + two Bottles of Special Investor's Batch Mezcal and set of four copitas (investors' "agaves of mezcal" edition)

$25,000+

Mezcal Mezcalero.

5% Bonus Shares + $500 travel credit and two nights stay at a hotel with a tour of the distillery + Annual Strategy call with Board of Directors + one six-bottle case of your choice of any of our mezcal expressions and one set of four copitas (investors' "agaves of mezcal" edition)

$50,000+

Mezcal Palenquero.

5% Bonus Shares + $1000 travel credit and 2 nights stay at a hotel with a tour of the distillery + Quarterly Strategy call with Board of Directors + Two six-bottle Casesof your choices of any of our mezcal expressions and two sets of four copitas (investors' "agaves of mezcal" edition)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Origen Imports, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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startengine

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I learned from my father and from my grandfather.

And my father of course learned from my grandfather

And my grandfather learned from his father and his grandfather...

So it's a family tradition.

I am the fifth generation of master mezcaleros, my father is the fourth generation, and my grandfather is the third generation... ah... of mezcal producers.

And for us the mezcal means... happiness... it means lots of love... lots of work...

For us mezcal is a vast world because we learned from our ancestors and we keep discovering many new things that we didn't know... well we didn't know at the time we were learning.

For us the mezcal is a joy... because... I believe a cup of mezcal is listening to our chilena... our music that's traditional to Sola de Vega... well it gives us that... so much joy, so much happiness... and what's more, for us, it's very important, the religious question... the rites... and we are following and conserving the processes... it's vast, the subject of mezcal. The significance it has for us, it's very... very... it's big... it's huge for us... to us it means... our... our... our pride... our work... our passion is to make mezcal.

(Grading the mezcal by it's bubbles) "Fifty" (percent alcohol by volume).

This is how mezcal has been made for over four hundred years. If tradition and craft matter to you as much as they do to all of us at Cuentacuentos, we invite you to invest with us today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.